Taoping Inc.

Unit 3102, 31/F, Citicorp Centre

18 Whitefield Road, Hong Kong

February 8, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549

Attn:	Lisa Etheredge
Inessa Kessman
Alexandra Barone
Jan Woo

Re:	Taoping Inc.
Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2021
Response dated December 16, 2022
File No. 001-35722

Ladies and Gentlemen:

We hereby submit the responses of Taoping Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 24, 2023, providing the Staff’s comments with respect to the above-referenced Company’s Amendment No. 2 to Annual Report on Form 20-F (the “Form 20-F”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(n) Cryptocurrencies, page F-22

1.	We note your response to prior comment 5. It appears that your gains and losses from the sale of cryptocurrencies are presented within Loss before Income Taxes, not Loss from Operations. As previously requested, please revise your future filings so that these gains and losses are presented within Loss from Operations for all periods where applicable.

Response: We will revise our future filings to present the gains from the sale of cryptocurrencies within Loss from Operations for all periods where applicable.

2.	Please show us how you will revise Note 2(n) to conform to the requirement in ASC 350-30-35-19 that “If the carrying amount of an intangible asset exceeds its fair value, an entity shall recognize an impairment loss in an amount equal to that excess.” In this regard, your reference to “which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured” as well as your reference to the qualitative assessment, makes it unclear if you recognize an impairment whenever the carrying amount of a digital asset exceeds its fair value.

Response: We will delete the description of qualitative assessment and revise our future filings to add the following to Note 2(n) Accounting policies of Cryptocurrencies to the consolidated financial statements:

“If the carrying amount of the cryptocurrency exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess.”

U.S. Securities and Exchange Commission

February 8, 2023

3.	Consider revising future filings to move the last sentence of Note 2(n), which states, “Although our performance obligation in our contracts with the mining pool operator is the provision of computing power, we are not entitled to any compensation for computing power provided when the pool operator is unsuccessful in placing a block to the blockchain,” to the second paragraph of Note 2(t) since the statement appears to relate to revenue recognition.

Response: We will revise our future filings to move the following sentence of Note 2(n) Accounting policies of Cryptocurrencies to the second paragraph of Note 2(t) Accounting policies of Revenue Recognition:

“Although our performance obligation in our contracts with the mining pool operator is the provision of computing power, we are not entitled to any compensation for computing power provided when the pool operator is unsuccessful in placing a block to the blockchain.”

Revenue - Cryptocurrency mining, page F-25

4.	Please revise your future filings to disclose, as you indicate in your October 31, 2022 response to comment 11, that both you and the pool operator have the right to terminate the contract at any time, with or without cause, and without compensation.

Response: We will revise our future filings to add the following to Note 2(t) Accounting policies of Revenue - Cryptocurrency mining to the consolidated financial statements:

“Both the Company and the mining pool operator have the right to terminate the contract at any time, with or without cause, and without compensation.”

5.	You indicate in your response to prior comment 6 that “There is no specific contract between us and the mining pool operator”. This is inconsistent with your disclosure in Note 2(t) on page F-25, which states, “The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool.” Please address the following:

●	Confirm that your Note 2(t) disclosure is correct; that you have entered into a contract (as defined in ASC 606-10-25-1 through 25-8) with the mining pool operator.

Response: Note 2(t) is correct. We entered into an e-contract, which includes standard terms applied for all participants of the mining pool, with the mining pool operator at the time we started the cooperation with the mining pool. Under the contract, in exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency awards the mining pool operator receives (less digital asset transaction fees to the mining pool operator, if any) for successfully adding a block to the blockchain.

U.S. Securities and Exchange Commission

February 8, 2023

●	Clarify for us if you believe each block attempt by the pool operator for which you provide computing power is a separate contract as that term is used in ASC 606.

Response: The e-contract we entered into governs all transactions during our cooperation with the mining pool operator, which is, in exchange for providing computing power, the Company is entitled to receive fractional share of cryptocurrency based on its proportion of computing power contributed to the mining pool operator when it successfully adding a block to the blockchain.

●	Confirm for us if you are asserting that a contract first exists upon the successful placement of a block on the blockchain by the pool operator because that is the point when both of the conditions in ASC 606-10-25-4 no longer exist. Consider the need for clarifying disclosure.

Response: Yes we will revise our future filings to add the following to Note 2(t) Accounting policies of Revenue - Cryptocurrency mining to the consolidated financial statements.

“The contract first exists upon the successful placement of a block on the blockchain by the pool operator because that is the point when the parties have performed their contract obligation and neither party can unilaterally terminate the contract without compensating the other party.”

●	For each crypto asset mining pool you participate in, please tell us how frequently blocks are added to the blockchain.

Response: The blocks are added to the blockchain by the mining pool operator, which then distributes the award to the participants at most once every 24 hours. In practice, as the consideration of our provision of computing power, the pool operator distributes the award to us on daily basis.

As we mentioned in our October 31, 2022 response to comment 14 (1), payouts of the award take place automatically when the configured threshold is reached. We regularly reviewed and adjusted the threshold, to make the award from the mining pool to be received by us on daily basis.

6.	We note your response to prior comment 7, which references your practice of measuring fair value at the quoted closing price from the Yahoo Finance website. Please show us how you will revise your policy to clarify, if true, that you measure fair value based upon the quoted market prices from your principal market at contract inception. Refer to ASC 820-10-30-1, 35-5 and 35-5A as well as ASC 606-10-32-21.

Response: We will revise our future filings as below on Note 2(t) Accounting policies of Revenue - Cryptocurrency mining to the consolidated financial statements:

“The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value using the quoted price from principal market of the related cryptocurrency on the date received, which is not materially different than the fair value at the contract inception or at the time the Company has earned the award from the pools.”

U.S. Securities and Exchange Commission

February 8, 2023

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

Taoping Inc.

By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

cc:	Kevin Sun, Esq.